# Your **Vote** Counts!

**GH RESEARCH PLC**

2026 Annual Meeting

Vote by June 24, 2026

11:59 PM ET



GENERAL BROKER

Hextone, Inc
P.O. Box 9142
Farmingdale, NY 11735

1 OF 2
322,224
148,294

30#

Ricky Campana
P.O. Box 123456
Suite 500
51 Mercedes Way
Edgewood, NY 11717

FLASHID-JOB#

## You invested in GH RESEARCH PLC and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 25, 2026.**

## Get informed before you vote

View the Irish Statutory Financial Statements, Notice & Proxy Statement, Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 10, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control # XXXX XXXX XXXX XXXX

**Smartphone users**

Point your camera here and vote without entering a control number

**Vote in Person at the Meeting***

June 25, 2026
1:30 PM LST

Joshua Dawson House
Dawson Street
Dublin 2, D02 RY95, Ireland

*If you choose to vote these shares in person at the meeting, you must request a "legal proxy." To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

Control # XXXX XXXX XXXX XXXX

# THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

**GH RESEARCH PLC**
2026 Annual Meeting
Vote by June 24, 2026
11:59 PM ET

| Voting Items | | Board Recommends |
|---|---|---|
| 1. | Election of Directors | |
| | **Nominees:** | |
| 1A | Florian Schonharting | For |
| 1B | Michael Forer, LL.B. | For |
| 1C | Dermot Hanley | For |
| 1D | Duncan Moore, PhD | For |
| 2. | To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2026 and to authorize the Board to fix the remuneration of the auditors. | For |

**NOTE:** In their discretion, the proxies are authorized to vote upon any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Under New York Stock Exchange rules, brokers may vote "routine" matters at their discretion if your voting instructions are not communicated to us at least 10 days before the meeting. **We will nevertheless follow your instructions, even if the broker's discretionary vote has already been given, provided your instructions are received prior to the meeting date.**

1.00000
322,224
148,294

FLASHID-JOB#